U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File No.  0-23721

LIFEPOINT, INC.
(Exact name of Registrant as specified in its charter)

Delaware                33-0539168
(State or other jurisdiction of       (IRS Employer
Incorporation organization)             I.D. Number)

10400 Trademark Street
Rancho Cucamonga, California    91730
(Address of principal executive offices)        (Zip Code)

Registrant's telephone number including area code:
(909) 466-8047

(Check One):

[X] Form 10-K or Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q or Form 10-QSB
[ ] Form N-SAR

		For Period Ended:   March 31, 1999

		[ ] Transition Report on Form 10-K or Form 10-KSB
		[ ] Transition Report on Form 20-F
		[ ] Transition Report on Form 11-K
		[ ] Transition Report on Form 10-Q [or Form 10-QSB]
		[ ] Transition Report on Form N-SAR

		For the Transition Period Ended:

	Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I-Registrant Information

	Full Name of Registrant
	Former Name If Applicable
	Address of Principal Executive Office (Street and Number)
	City, State and Zip Code

Part II-Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form
		10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q [or Form 10-QSB], or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	[ ] (c) The accountant's statement or other exhibit required by the Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Company was unable to secure the necessary signatures for the Form 10-K as required due to a delay in receiving final information from the Company's auditors. The Company's Form 10-K will be filed not later than Friday, July 2, 1999.


Part IV-Other Information

	(1) Name and telephone number of person to contact in regard to this notification.
	     Michele A. Clark            909              946-8047
	     (Name)                  (Area Code)     (Telephone Number)

	(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant
	    was required to file such report(s) been filed?  If answer
	    is no identify report(s).                   [X] Yes [ ] No

	(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results
	    cannot be made.                             [ ] Yes  [X] No


LifePoint, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    June 29, 1999

By      /s/ Michele A. Clark
	Michele A. Clark
	Chief Accounting Officer